Exhibit 99.1

Hollinger Inc. Commences Court Supervised Restructuring

TORONTO, Ontario, August 1, 2007 – Hollinger Inc. ("Hollinger") (TSX:HLG.C) (TSX:HLG.PR.B) announced today that it, together with two of its Canadian subsidiaries 4322525 Canada Inc. and Sugra Limited (collectively, the "Companies"), has initiated a Court-supervised restructuring under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") and a companion proceeding in the United States pursuant to Chapter 15 of the U.S. Bankruptcy Code.  Orders of the Canadian and U.S. Courts were obtained today that have the effect of staying all actions or enforcement steps that might otherwise be taken against the Companies, and provides them with an opportunity to facilitate a restructuring of their assets and affairs.

G. Wesley Voorheis, the CEO of Hollinger, said, "It became necessary to take this step to protect the interests of all of our stakeholders once it became clear to us that Hollinger's noteholders intended to accelerate payment of the full amount of the indebtedness under Hollinger's senior notes.  The primary asset securing this indebtedness is the Companies' majority interest in Sun-Times Media Group, Inc. ("Sun-Times")."

He went on to say, "Hollinger intends to proceed diligently with a strategic process designed to maximize the value of Sun-Times for the benefit of all Sun-Times' stakeholders.  We will contemporaneously run a strategic process at the Hollinger level to maximize value for the benefit of all Hollinger's stakeholders.  We believe that these strategic processes will best protect and enhance the interests of all our stakeholders.  We have sought court protection today in order to give us a reasonable opportunity to run these processes through to a successful conclusion."

Pursuant to the Canadian Court Order obtained today, Ernst & Young Inc. is appointed by the Court as Monitor to assist the Companies through their restructuring process.  The Canadian Court Order stays all of the Companies' obligations to creditors for an initial period of 30 days, and may be extended upon subsequent motions being made to the Court.  A companion Order has been obtained from the U.S. bankruptcy court, which will remain in effect pending a further hearing.

 Company Profile

Hollinger’s principal asset is its approximately 70.0% voting and 19.7% equity interest in Sun-Times  (formerly Hollinger International Inc.), a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Further information can be obtained at www.hollingerinc.com.

CONTACT INFORMATION

Media contacts:
G. Wesley Voorheis
Chief Executive Officer
(416) 363-8721 ext. 237
wvoorheis@hollingerinc.com

William E. Aziz
Chief Financial Officer
(416) 363-8721 ext. 262
baziz@hollingerinc.com